February 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jonathan Burr
Pamela Howell

Re:	Soaring Eagle Acquisition Corp.
Registration Statement on Form S-1
Filed December 23, 2020
File No. 333-251661

Ladies and Gentlemen:

On behalf of our client, Soaring Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on December 23, 2020 (the “Registration Statement”), contained in the Staff’s letter dated January 19, 2021 (the “Comment Letter”).

Each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in amendment no. 1 to the Registration Statement as filed on January 26, 2021 (the “Amendment”). Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-1 filed December 23, 2020

General

1.	We note your response to comment 1. We do not believe that aspects of your offering would comply with Nasdaq’s current listing standard, IM-5101-2.

Response: The Company respectfully advises the Staff that it has revised the disclosure throughout the Amendment to remove the Company’s ability to effect a spin-off, which the Company believes brings all aspects of the offering into compliance with Nasdaq’s current listing standard.

United States Securities and Exchange Commission

February 11, 2021

Spin-Off, page 121

2.

We note your response to comment 2 and disclosure in the prospectus that you do not expect SpinCo to have any materially different terms than the terms of this offering. Please tell us what you mean by “materially different” and explain what terms may be different than this offering.

Response: Further to the Company’s response to comment number 1 above, the Company has revised the disclosure throughout the Amendment to remove the Company’s ability to effect a spin-off.

If you have any questions related to this letter, please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Jonathan Rochwarger at (212) 819-7643 or Daniel Nussen at (213) 620-7796 of White & Case LLP.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Eli Baker, Chief Financial Officer, Soaring Eagle Acquisition Corp.

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